As filed with the Securities and Exchange Commission on April 6, 1994
                                                   Registration No. 33-52857
============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             __________________

                             AMENDMENT NO. 1 TO
                                  FORM S-3
                        REGISTRATION STATEMENT UNDER
                         THE SECURITIES ACT OF 1933
                               ______________
                            MAGMA COPPER COMPANY
           (Exact name of registrant as specified in its charter)

     Delaware                                                  86-0219794
     (State or other jurisdiction of                        (I.R.S. employer
     incorporation or organization)                             I.D. number)

                           7400 North Oracle Road
                                  Suite 200
                            Tucson, Arizona 85704
                               (602) 575-5600

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Douglas J. Purdom
                           Chief Financial Officer
                            Magma Copper Company
                           7400 North Oracle Road
                                  Suite 200
                            Tucson, Arizona 85704
                               (602) 575-5600
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                          _________________________

    The Commission is requested to send copies of all communications to:

                              Steven D. Pidgeon
                                Snell & Wilmer
                              One Arizona Center
                         Phoenix, Arizona 85004-4001
                               (602) 382-6252

      Approximate date of commencement of proposed sale to the public:
 From time to time after the effective date of this Registration Statement.
                           ______________________

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

                            _____________________

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]
                            _____________________

                       CALCULATION OF REGISTRATION FEE


============================================================================
                     |           |  Proposed |                |
                     |           |  Maximum  |                |
                     |           |  Offering |    Proposed    |
      Title of       |           | Price Per |    Maximum     |   Amount of
 Class of Securities | Amount to |   Share   |   Aggregate    | Registration
  to be Registered   |     be    |           | Offering Price |      Fee (2)
         (1)         | Registered|           |                |
- ----------------------------------------------------------------------------
Common Stock, $0.01  | 3,320,600 |  $16.071  | $53,365,362.60 |  $18,401.82
par value            |  Shares   |           |                |
============================================================================

(1) This registration statement covers the resale by the current holders (the "Selling Securityholders") of up to 1,000,000 shares of Common Stock acquired by the Selling Securityholders upon exercise of Common Stock Purchase Warrants, and the resale by one of the Selling Securityholders of 2,320,600 shares of Common Stock previously acquired by such Selling Securityholder.

(2)  Previously paid.

                         ___________________________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


               SUBJECT TO COMPLETION, DATED APRIL 6, 1994

PROSPECTUS

                                Common Stock

                            MAGMA COPPER COMPANY

     This Prospectus relates to the resale by the Selling Securityholders of up to 1,000,000 shares of Common Stock they may acquire upon exercise of Common Stock Purchase Warrants (the "Class B Warrants") and to the resale by one of the Selling Securityholders of 2,320,600 additional shares of Common Stock previously acquired by such Selling Securityholder.

     The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") (Symbol: "MCU"). On April 5, 1994, the closing price of the Common Stock, as reported on the NYSE, was 14-7/8 per share. Any Common
Stock offered will be listed, subject to notice of issuance, on such exchange.

     The Selling Securityholders may sell the Common Stock from time to time in underwritten public offerings, in transactions pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), in privately negotiated transactions, through the facilities of the NYSE, or otherwise, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Securityholders. All expenses in connection with the registration of the securities, other than any underwriting or brokerage discounts, commissions and selling expenses with respect to Common Stock being sold by the Selling Securityholders, will be borne by the Company. See "Plan of Distribution" and "Selling Securityholders."



          For a discussion of certain factors that should be considered by prospective investors, see "Investment Considerations."




        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


              The date of this Prospectus is ____________, 1994


                            AVAILABLE INFORMATION

     Magma is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Magma with the Commission can be inspected and copied at the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: 7 World Trade Center, 13th Floor, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the New York Stock Exchange and similar information can be inspected and copied at the NYSE, 20 Broad Street, 17th Floor, New York, New York 10005.

     This Prospectus constitutes a part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the rules and regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by Magma with the Commission and are hereby incorporated by reference into this Prospectus: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and (ii) the description of the Common Stock contained in the Company's Form 8-A filed on October 22, 1992. All other documents and reports filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of the filing of such reports and documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on written or oral request of such person, a copy of any or all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests should be directed to Mr. Richard Johnson, Assistant Treasurer, at the Company's principal executive offices located at 7400 North Oracle Road, Suite 200, Tucson, Arizona 85704, telephone number
(602) 575-5600.
                                 THE COMPANY

     Magma is a fully integrated producer of electrolytic copper and ranks among the largest U.S. copper producers. Magma's principal products are high quality copper cathode and high quality copper rod, the latter of which is the basic feedstock of the copper wire and cable industry.

     The  Company  owns and  operates underground  copper  mines at  its San
Manuel and Superior Mining Divisions, open-pit copper mines at its San Manuel and Pinto Valley Mining Divisions, and in situ leaching operations at its San Manuel and Pinto Valley Mining Divisions, all in southeastern Arizona.

     Magma operates the largest and most modern copper smelting and refining complex in the United States through its wholly owned subsidiary, Magma Metals Company. The smelter has a rated production capacity of 1.25 million tons of copper concentrate per year, which represents up to 25% of U.S. smelting and refining capacity. In addition to smelting and refining its own copper concentrate production, the Company smelts and refines a substantial amount of copper concentrates on a custom basis for, or purchased from, third parties, the profits from which reduce the Company's overall break-even cost of producing copper.

     Magma was a wholly owned subsidiary of Newmont Mining Corporation ("Newmont") from 1969 until March 1987, and remained under its influence until November 1988, when Magma undertook a recapitalization (the
"Recapitalization") in which it purchased all of the remaining equity interests held by Newmont.

Recent Operating Performance

     Since the Recapitalization, the Company has substantially improved its operating performance. The Company has increased copper production from its own sources by approximately 40% from 402 million pounds in 1988 to 563 million pounds in 1993. Production from the leaching, solvent extraction and electrowinning ("SX-EW") operations increased by 87% from 86 million pounds in 1988 to 161 million pounds in 1993. The Company's total smelting and refining production has increased by approximately 48% from 414 million pounds of copper in 1988 to 615 million pounds in 1993. Net cash operating costs of copper sold have decreased from $.78 per pound ($.93 adjusted for inflation) in 1988 to $.66 per pound in 1992. In 1993, despite the effects of extraordinary rains and flooding early in the year, the Company was able to maintain the $.66 per pound cost level that had been achieved in 1992. Further, as a result of intensified cost reduction efforts, cash operating costs decreased to $.63 per pound in the third quarter and $.61 per pound in the fourth quarter of 1993. Net cash operating costs per pound represent
(a) operating costs of Magma source copper sold (excluding depreciation, depletion and amortization) reduced by credits for by-products and profits from custom processing divided by (b) total pounds sold from Magma sources. The Company attributes its increased production and productivity and reduction in operating costs primarily to improved labor relations, which culminated in the execution in 1991 of a 15-year collective bargaining agreement, as well as the use of innovative operating technology, including an increase in production from lower cost SX-EW technology.

     During 1993, the Company's operations were adversely affected by extraordinary rainfall conditions, lower copper prices (which were partially offset by hedging activities) and other factors. As a result, total sales and net income were $792.4 million and $21.9 million, respectively, for the year ended December 31, 1993, compared to $819.5 million and $55.3 million, respectively, for the year ended December 31, 1992. The Company estimates that the extraordinary rainfalls reduced net income by approximately $15.5 million during the first six months of 1993. Although the Company is still in the process of repairing, upgrading and expanding certain of its facilities that were damaged by the rainfalls, operations that were affected by the rainfalls returned to normal in the second half of 1993.

     The Company's operations are highly dependent on copper prices. As a hedge against lower copper prices, the Company purchased put options on the London Metal Exchange ("LME") covering 511.5 million pounds of 1993 production at an exercise price of $.95 per pound. During the second, third and fourth quarters of 1993, the Company exercised option contracts totalling 384 million pounds. Largely as a result of these options, Magma was able to achieve an average realized price per pound of $.94 in 1993, as compared to an average LME price of $.87 per pound. For the first and second quarters of 1994, the Company has purchased put option contracts covering 287 million pounds of production, providing a minimum realized price of $.72 per pound on a LME basis. For the third and fourth quarters of 1994, the Company has entered into LME futures contracts covering 121 million pounds of production at an average price of $.82 per pound and purchased put option contracts covering 176 million pounds of production that provide a minimum realized price of $.74 per pound on a LME basis. The Company has also purchased put option contracts covering 374 million pounds of its production during the first three quarters of 1995 providing a minimum realized price of $.74 per pound on a LME basis. Coupled with expected reductions in cash operating costs, the Company believes that the protection afforded by the options should result in positive cash flow from operations during 1994. In addition to its hedging program, the Company has accelerated measures designed to reduce its cash operating costs, with a view to maintaining sufficient cash balances, cash flow and borrowing capacity necessary to fund selected development projects.

Development Opportunities

     The Company is currently pursuing or evaluating several major mine development opportunities, as well as an expansion and upgrade to its smelting and refining complex.

     Robinson Mining District. In 1991, the Company completed a series of transactions in which it acquired the Robinson Mining District ("Robinson") near Ely, Nevada, for an aggregate cost of approximately $58 million. Based upon drill and assay results, the Company believes that Robinson has 252 million tons of proven/probable sulfide ore reserves with an average grade of .553% copper and .0102 ounces of gold per ton, and 57 million tons of gold oxide ore reserves with an average grade of .0086 ounces of gold per ton. The Company estimates that Robinson could produce approximately 135 million pounds of copper annually for 16 years through traditional methods. In addition, these studies estimate that Robinson could produce an average of 97,300 ounces of gold and 390,000 ounces of silver annually from sulfide copper ore and 17,500 ounces of gold per year from leaching operations during this time period. The Company is conducting a further study of this property to determine the opportunity to increase production and lower costs, which may require greater capital investment. Development of Robinson requires, among other factors, appropriate environmental and operating permits. In early 1993, the Bureau of Land Management determined that an Environmental Impact Statement ("EIS") must be prepared to analyze the Company's proposed re-development of the property. The Company believes the EIS process will be completed during 1994 and production will begin in the first quarter of 1996, although there can be no assurance in this regard.

     Kalamazoo. The Company's Kalamazoo orebody, which is near its San Manual underground mine, is comprised of two levels, an upper level which consists of approximately 33 million tons of proven/probable ore reserves and a lower level which contains approximately 186 million tons of proven/probable ore reserves. In March 1993, the Company's Board of Directors approved funding for the development of the lower Kalamazoo orebody. Based on the current mine plan, this project is scheduled to produce 2.13 billion pounds of copper during the period from 1996 to 2009.

     Florence. In July 1992, the Company completed the acquisition of a large copper deposit near Florence, Arizona. The Company's project team has begun a pre-feasibility study to determine the opportunity for the use of SX-EW leaching technology at this deposit.

     Smelting and Refining Complex. The Company is in the process of expanding and upgrading its smelting and refining complex. During 1993, the smelter produced 681 million pounds of copper in anode form, significantly in excess of its design capacity of 600 million pounds. The expansion will increase design capacity to 720 million pounds per year. The increase in design capacity, scheduled to be completed in the second quarter of 1994, should enable the Company to maintain its custom smelting business even with the expected increase in smelting from Magma source copper when the Robinson Mining District begins production. In addition, the smelter project, which includes the addition of a new, large acid plant, will further improve the smelter's environmental performance.

     Capital Requirements. Based on present estimates development of the Robinson Mining District could require capital expenditures on the order of approximately $300 million for traditional concentrate production, development of the lower Kalamazoo orebody could require capital expenditures of approximately $140 million and expansion of the Company's smelting and refining complex is expected to require capital expenditures of approximately $85 million, for an aggregate of approximately $500 million. Of this amount, $105 million had been expended toward these projects as of December 31, 1993, $90 million is expected to be expended in 1994 and the remainder is expected to be spent over the next four years. The foregoing estimates are subject to change. The Company has not yet made any determination of the cost to develop the Florence property.

     The Company intends to finance any projects that it undertakes with internal cash flow, cash reserves and additional financings if necessary. The completion or success of these projects or, in some cases, the decision to undertake them is subject to a number of factors, including the price of copper and, where appropriate, the completion of favorable feasibility studies, permitting and other factors. Many of these factors are outside of the Company's control. There can be no assurance that the Company will undertake all of these opportunities or that, if undertaken, they will prove successful. If the Company is unable to replace its reserves from the mine development projects being pursued or evaluated, or with other reserves identified or acquired in the future, the Company's dependence upon third-party sources to supply copper concentrate to its smelting and refining operations would increase.

Refinancings and Related Matters

     In the past three years, the Company has taken a number of significant actions in an effort to enhance its financial position on a prospective basis, including the following.

     Debt Refinancing. Through a series of new debt offerings and redemptions of previously outstanding indebtedness, the Company has refinanced almost all of its outstanding public indebtedness, reducing the weighted average interest rate on its outstanding debt from 14.1% to 10.7%. The refinancings resulted in a $9.7 million decrease in net interest expense in 1992 over 1991, which was partially offset by a $3 million extraordinary loss related to premiums paid on early debt repayments.

     In May 1993, the Company established a $200 million unsecured revolving credit facility. The facility has a five-year term and matures in May 1998. The loan agreement evidencing the facility limits the ability of the Company and its subsidiaries to encumber their assets and property, to enter into sale and leaseback transactions, to enter into mergers and consolidations or to sell all or substantially all of their assets (or certain identified assets), and to repurchase or redeem subordinated indebtedness, including Senior Subordinated Debt Securities and Subordinated Debt Securities, except in certain circumstances. The loan agreement also limits the incurrence of indebtedness by the Company's subsidiaries, requires that the Company and its subsidiaries maintain a minimum consolidated net worth, and establishes a maximum ratio of debt to capitalization and a minimum interest coverage ratio. As of March 31, 1994, there were no outstanding borrowings under the revolving credit facility.

     Enhanced Capital Base. During 1993, the Company raised $200 million of additional equity through two convertible preferred stock offerings. In a public offering completed in July 1993, the Company issued $100 million of convertible preferred stock that carries a 5-5/8% cumulative dividend. In December 1993, the Company completed a public offering of $100 million of convertible preferred stock that carries a 6% cumulative dividend.

     In December 1992, the Company conducted an exchange offer under which all of its then outstanding Series B Cumulative Convertible Exchangeable Preferred Stock was exchanged for Common Stock. This preferred stock carried a cumulative dividend obligation in excess of $9 million per year, which would have been payable solely in cash beginning in November 1993.

     In October 1992, the Company's stockholders voted to amend the Company's Certificate of Incorporation to eliminate the dual class, disparate voting rights structure of its Common Stock. The Company now has one class of Common Stock, $.01 par value per share.

     Accounting Adjustments. At the end of 1991, the Company implemented various accounting adjustments in conjunction with the reorganization of the Company into distinct profit centers. Although these adjustments reduced stockholders' equity and lowered prior earnings, they did not impact the Company's cash position or cash flow.


                          INVESTMENT CONSIDERATIONS

     Copper Price Volatility. The profitability of the Company's operations is largely dependent upon the worldwide market price for copper. A one cent per pound change in the average price received for the Company's 1993 output would have affected earnings before interest, taxes, depreciation and amortization by an estimated $5.6 million. Copper prices have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company, including international economic and political conditions, levels of supply and demand, the availability and cost of copper substitutes, inventory levels maintained by copper producers and others and, to a lesser degree, inventory carrying costs (primarily interest charges) and international exchange rates. From time to time the Company engages in hedging activities in an effort to stabilize the Company's cash flow in the event of declining copper prices. Depending upon the hedging program employed, market conditions and other factors, hedging activities could reduce the cash flow which the Company would otherwise realize.

     Competition. Certain foreign and domestic copper producers benefit from higher-grade orebodies than those owned by the Company. Further, most foreign producers benefit from lower labor rates and less stringent environmental regulation than United States producers. Many foreign producers maintain maximum production to meet government-imposed employment and foreign exchange revenue goals, sometimes without regard to the condition of the world copper market or the profitability of their mining operations. The Company and other copper producers also compete with manufacturers of other materials, including aluminum, stainless steel, plastics and fiber optic cables. Should copper prices increase, use of these alternative materials may also increase.

     Environmental Regulation. The mining and mineral processing industries are subject to extensive regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, remediation, solid and hazardous waste handling and disposal and the promotion of occupational safety. From time to time the Company is cited for noncompliance with applicable environmental laws and regulations. However, the Company believes that it is currently in material compliance with these laws and regulations and, although there can be no assurance in this regard, the Company believes that there are no pending environmental matters that are likely to have a material adverse effect on its results of operations. Future regulations or regulatory interpretations could require the Company to modify or curtail its operations or incur substantial additional expense. In this regard, the Company cannot predict, at this time, the level of new emissions controls and related costs which may be required for it to comply with standards governing emissions of sulphur, particulates and air toxics that are expected to be adopted under the Federal Clean Air Act Amendments of 1990 and the Arizona Clean Air Act.

     Industry Risks; Reserves. The Company is subject to the normal risks encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins, flooding, fires, environmental issues and water issues. The Company's mineral reserves may not conform to geological, geomechanical, metallurgical or other expectations with the result that the volume and grade of reserves recovered and rates of production may be less than anticipated. Further, market price fluctuations in copper, changes in operating and capital costs and other factors may affect ore reserves.

     Development Projects. The existing open pit and underground mines at the Company's San Manuel Division are scheduled to close in 1994 and 1998, respectively, and its open pit mine at the Pinto Valley Division is scheduled to close in 1999. The Company is pursuing or evaluating several development opportunities in an effort to enhance its ore reserves. The Company is also in the process of expanding and upgrading its smelting and refining complex. Development of these projects will require several hundred million dollars in capital investment. To the extent undertaken, the Company intends to finance its development projects with internal cash flow, cash reserves and additional financings if necessary. The success of these projects is subject to a number of factors, some of which are outside of the Company's control. The cost estimates for these projects are subject to change. If the Company is unable to replace its reserves from the mine development projects being pursued or evaluated, or with other reserves identified or acquired in the future, the Company's dependence upon third-party sources to supply copper concentrate to its smelting and refining operations would increase.

                           SELLING SECURITYHOLDERS

     The following table provides certain information with respect to the Common Stock owned by each Selling Securityholders as of March 25, 1994.


                                       Percentage                Percentage
                                        of Common                of Common
                                         Shares                    Shares
                                      Beneficially              Beneficially
                          Number of      Owned       Number of     Owned
                           Common       Prior to      Common       After
                           Shares       Offering      Shares      Offering
 Name                       Owned          (1)        Offered       (2)
 ----                    ----------   ------------  ----------   ----------
 DBL Liquidating Trust       86,022        *            86,022        0  %

 Morgenthaler Venture
   Partners II               76,319        *            21,505        *

 Warburg Pincus Capital
   Company, L.P.         19,220,216(3)     41.1%     3,213,073       34.2%

      TOTAL              19,382,557        41.5%     3,320,600       34.4%
                         ==========      ======     ==========     ======

_________________________

*    Represents less than 1% of the Company's outstanding Common Stock.

(1) Includes all shares of Common Stock beneficially owned by the Selling Securityholder as a percentage of the sum of (i) the Common Stock outstanding at March 25, 1994, and (ii) the 1,000,000 shares of Common Stock reserved for issuance in connection with the Class B Warrants.

(2) Assumes that the Selling Securityholder disposes of all of the shares of Common Stock covered by this Prospectus and does not acquire any additional shares of Common Stock.

(3) Includes 892,473 shares of Common Stock underlying Class B Warrants held by the Selling Securityholder and 2,320,600 shares of Common Stock previously acquired by the Selling Securityholder.

                            PLAN OF DISTRIBUTION

     This prospectus relates to the resale by the Selling Securityholders of up to 1,000,000 shares of Common Stock they may acquire upon the exercise of the Class B Warrants and to the resale by Warburg, Pincus Capital Company, L.P. ("Warburg"), one of the Selling Securityholders, of 2,320,600 shares of Common Stock previously acquired by Warburg. The Selling Securityholders may from time to time sell Common Stock through underwriters, dealers or agents, who may receive compensation in the form of underderwriting discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the securities for whom they may act as agent. At the time a particular offering of Common Stock is made, to the extent required, a Prospectus Supplement will be distributed with this Prospectus which will set forth the aggregate number of shares being offered and the terms of the offering, including the names of any underwriters, dealers or agents, any discount, commissions and other items constituting compensation from the Selling Securityholders and any discounts or concessions allowed or reallowed or paid to dealers.

     Alternatively, the Selling Securityholders may from time to time effect sales of Common Stock in one or more transactions pursuant to Rule 144 under the Securities Act, in privately negotiated transactions, through the facilities of the NYSE, or otherwise, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices. It is anticipated that any broker-dealers participating in such sales of securities will receive the usual and customary selling commissions.

     The Company will pay substantially all of the expenses incident to the registration of the Common Stock offered hereby, other than underwriting discounts, commissions and selling expenses with respect to Common Stock being sold by the Selling Securityholders.

                               USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Securityholders.

                          DESCRIPTION OF SECURITIES

     The following summary of terms of the Company's Class B Warrants and Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Class B Warrants and the Company's Certificate of Incorporation.

Class B Warrants

     The Company issued and sold 1,000,000 Class B Warrants to Warburg in connection with a recapitalization of the Company on November 30, 1988. Warburg subsequently transferred 107,527 of the Class B Warrants to two other institutional investors (collectively with Warburg, the "Selling Securityholders").

     Each Class B Warrant entitles its holder to purchase one share of Common Stock at an exercise price of $8.50 per share, subject to adjustment in certain cases, at any time on or prior to November 30, 1995, the expiration date of the Class B Warrants.

Common Stock

     The Company's Certificate of Incorporation authorizes the issuance of 100,000,000 shares of Common Stock. As of March 25, 1994, there were 45,742,901 shares of Common Stock outstanding (excluding the 1,000,000 shares of Common Stock reserved for issuance in connection with the Class B Warrants). The Common Stock is traded on the NYSE.

     All outstanding shares of Common Stock are, and any shares issued upon exercise of the Class B Warrants in accordance with the terms thereof will be, fully paid and non-assessable.

     The holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor, provided that if any shares of preferred stock are at the time outstanding, the payment of dividends on Common Stock or other distributions (including purchases of Common Stock) may be subject to the declaration and payment of full cumulative dividends, and the absence of arrearages in any mandatory sinking fund, on outstanding shares of preferred stock. As of the date hereof, the Company has two series of preferred stock outstanding, 2.0 million shares of Series D Cumulative Convertible Preferred Stock, which has a liquidation preference of $50.00 per share and carries a 5-5/8% cumulative dividend, and 2.0 million shares of Series E Cumulative Convertible Preferred Stock, which has a liquidation preference of $50.00 per share and carries a 6% cumulative dividend.

     The holders of Common Stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors. The holders of Common Stock do not have any conversion, redemption or preemptive rights. In the event of the dissolution, liquidation or winding up of the Company, holders of Common Stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of the Company's indebtedness, and the aggregate liquidation preference of any preferred stock then outstanding.

     Certain provisions of the Company's Certificate of Incorporation and Bylaws may be considered as having an anti-takeover effect. Such provisions empower the Board of Directors to fix the rights and preferences of and to issue shares of preferred stock; limit certain substantial stockholders of the Company from significantly increasing their interest in the stock or assets of the Company without the consent of the Board of Directors and/or a supermajority of the stockholders of the Company; prohibit stockholders of the Company from calling a special meeting; place restrictions on the ability of stockholders to nominate persons for the position of director; and require that the Board of Directors be divided into three classes. In addition, certain provisions of law may have the effect of protecting the Company against undesired takeover attempts. Specifically, under Delaware law (and a similar provision of the Company's Certificate of Incorporation), in certain instances, significant holders (as specified) of the Company's voting stock may not, without approval of a specified vote of the other stockholders, or approval of the Company's Board of Directors (or the independent members thereof) prior to becoming a significant holder, acquire additional interests in the Company's assets or capital stock.

Transfer Agent

     The transfer agent for the Common Stock is Mellon Financial Services, 111 Founders Plaza, 11th Floor, East Hartford, Connecticut 06108.

                                   EXPERTS

     The consolidated balance sheets as of December 31, 1993 and 1992, and the consolidated statements of operations, changes in stockholders' equity and cash flows and the related schedules for each of the three years in the period ended December 31, 1993, incorporated into this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                         VALIDITY OF THE SECURITIES

     The validity of the issuance of the securities offered hereby will be passed upon for the Company by Snell & Wilmer, One Arizona Center, Phoenix, Arizona 85004, counsel to the Company.

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

     The estimated expenses in connection with the issuance and distribution of the securities being registered are as follows:

SEC registration fee  . . . . . . . . . . . . . . . . . . . . . .   $ 18,402
Legal fees and disbursements  . . . . . . . . . . . . . . . . . .   $ 15,000
Accounting fees and disbursements . . . . . . . . . . . . . . . .   $  5,000
Miscellaneous (including transfer agent and listing fees) . . . .   $  5,000


                                                                    $ 43,402

Item 15.  Indemnification of Directors and Officers.

     The Certificate of Incorporation provides that the directors of the Company shall be under no liability to the Company for monetary damages for breach of fiduciary duty as a director of the Company except for those specific breaches and acts or omissions with respect to which the Delaware General Corporation Law (the "Delaware Law") expressly provides that a corporation's certificate of incorporation shall not eliminate or limit such personal liability of directors. Section 102(b)(7) of the Delaware Law provides that a corporation's certificate of incorporation may not limit the liability of directors for (i) breaches of their duty of loyalty to the corporation and its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) transactions from which a director derives improper personal benefit and
(iv) unlawful dividends or unlawful stock repurchases under Section 174 of the Delaware Law.

     Under the Delaware Law, directors and officers as well as other employees and individuals, may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses (including attorneys'
fees) incurred in connection with defense or settlement of such an action and the Delaware Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the Company. The Company's By-laws provide that each person who was or is made a party to, or is involved in, any action, suit or proceeding by reason of fact that he or she is or was a director, officer or employee of the Company (or was serving at the request of the Company as a director, officer, employee or agent for another entity) will be indemnified and held harmless by the Company to the full extent authorized by the Delaware Law, against all expense, liability or loss (including attorneys' fees, judgments, fines or penalties and amounts to be paid in settlement) reasonably incurred by such person in connection therewith. The Company's By-laws provide that rights conferred thereby are contract rights and will include the right to be paid by the Company for the expenses incurred in defending the proceedings specified above, in advance of their final disposition, except that, if the Delaware Law so requires, such payment will only be made upon delivery to the Company by the indemnified party of an undertaking to repay all amounts so advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified under such provision or otherwise. The Company's By-laws provide that persons indemnified thereunder may bring suit against the Company to recover unpaid amounts claimed thereunder, and that if such suit is successful, the expense of bringing such a suit will be reimbursed by the Company.




Item 16.  Exhibits and Financial Statements.
 Exhibit                                                 Page or
  Number             Description                    Method of Filing

   4.1    Specimen certificate representing  Incorporated by reference to
          shares of the Common Stock         Exhibit 2 to the Registrant's
                                             Form 8-A dated October 30,
                                             1992

   5.1    Opinion of Snell & Wilmer                  Filed Herewith

   23.1   Consent of Arthur Andersen & Co.           Filed Herewith

   23.2   Consent of Snell & Wilmer          Included in its opinion filed
                                             as Exhibit 5.1

   24.1   Powers of Attorney                        Previously filed

_______________




Item 17.  Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Magma Copper Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson and State of Arizona on April 5, 1994.

                                   MAGMA COPPER COMPANY,
                                   a Delaware corporation



                                   By /s/ Douglas J. Purdom
                                     -----------------------------
                                          Douglas J. Purdom
                                          Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


         Signature                     Title                    Date
         ---------                     -----                    ----

/s/        *                 Chairman of the Board and      April 5, 1994
- --------------------------           Director
Donald J. Donahue

/s/        *                President, Chief Executive      April 5, 1994
- --------------------------       Officer, Director
J. Burgess Winter              (Principal Executive
                                     Officer)

/s/ Douglas J. Purdom        Vice President and Chief       April 5, 1994
- --------------------------       Financial Officer
Douglas J. Purdom            (Principal Financial and
                                Accounting Officer)

/s/        *                         Director               April 5, 1994
- --------------------------
Christopher W. Brody

/s/        *                         Director               April 5, 1994
- --------------------------
Judd R. Cool

/s/        *                         Director               April 5, 1994
- --------------------------
John W. Goth

/s/        *                         Director               April 5, 1994
- --------------------------
John R. Kennedy

/s/        *                         Director               April 5, 1994
- --------------------------
Thomas W. Rollins

/s/        *                         Director               April 5, 1994
- --------------------------
Henry B. Sargent

/s/        *                         Director               April 5, 2994
- --------------------------
Simon D. Strauss

/s/        *                         Director               April 5, 1994
- --------------------------
H. Wilson Sundt

/s/        *                         Director               April 5, 1994
- --------------------------
John L. Vogelstein

                            * By      Douglas J. Purdom
                                  -------------------------
                                      Douglas J. Purdom, Attorney-in-Fact